February 26, 2003

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

Enclosed is a copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission regarding the approval by the Board of Directors of the Company of the amendments to the Company’s By-Laws.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Code # CM-040

February 26, 2003

Philippine Stock Exchange

Disclosure Department

4/F Phil. Stock Exchange Center

Ortigas Center, Pasig City

Attention: Atty. Jose Cervantes

Senior Vice President

Gentlemen:

Enclosed is a copy of Current Report under Section 17.1 (b) of the Securities Regulation Code in connection with the amendments to the Company’s By-Laws.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

February 26, 2003

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Group

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we are submitting herewith five (5) copies of a Current Report in connection with the amendments to the Company’s By-Laws.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

SEC Number PW-55

File Number _______

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Company’s Full Name)

10th Floor, PLDT Tower I, Ayala Avenue, Makati City

(Company’s Address)

814-3664_______________

(Telephone Number)

_________________N.A._________________

(Fiscal Year Ending

(month & day)

CURRENT REPORT UNDER SECTION 17 OF THE

SECURITIES REGULATION CODE ____

(Form Type)

___________________N.A._________________

Amendment Designation (If applicable)

___________________N.A._________________

Period Ended Date

___________________N.A._________________

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1. February 26, 2003 ____________________

Date of Report (Date of earliest event reported)

2. SEC Identification Number _____PW-55 ____ 3. BIR Tax Identification No. ____000-488-793 ___

4. Philippine Long Distance Telephone Company _____________________________________

Exact name of registrant as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. Makati Avenue, Makati City, Philippines ________________ ____________________

Address of principal office Postal Code

8. (632) 814-3664 __________________________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable_____________________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

___________________________________________________________________________________

___________________________________________________________________________________

___________________________________________________________________________________

11. Indicate the item numbers reported herein: __________ __________________________________

We disclose that pursuant to its own power as a Board and the power to amend the By-Laws delegated by the stockholders, the Board, at its meeting held on February 26, 2003:

1.         Authorized the amendment of Article V, Section 1 of the Amended By-Laws of the Corporation to include new provisions on: (a) independent directors and criteria for determining who are independent directors, and (b) additional qualifications and grounds for disqualification of directors or persons nominated for election as directors; and Article XI of the Amended By-Laws of the Corporation to include new provisions on: (a) the power of the Audit Committee constituted by the Board of Directors to select and recommend the appointment of the Corporation’s independent auditor or the removal and replacement of such independent auditor and (b) the authority of the Board of Directors to appoint such independent auditor selected and recommended by the Audit Committee or remove and replace such independent auditor as recommended by the Audit Committee;

2.         Approved the amended Article V, Section 1 and Article XI of the Amended By-Laws, which read as follows:

ARTICLE V

DIRECTORS

* Section 1. The Board of Directors shall consist of thirteen (13) members, each of whom must hold at least one (1) share of the stock of the corporation in his own name on the books of the corporation. Directors shall be elected from among the stockholders at their annual meeting or at any meeting held in lieu thereof for that purpose. Each Director shall hold office until the annual meeting of stockholders held next after his election and until his successor shall have been elected and qualified, except in case of death, resignation, disqualification or removal from office.

There shall be at least two (2) Independent Directors or such Independent Directors as shall constitute at least twenty percent (20%) of the members of the Board of Directors, whichever is lesser. An “Independent Director” is a director independent of management and who, apart from his fees and shareholdings, is free from any business or other relationship with the corporation which could, or could reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director of the corporation and includes, among other persons, one who:

(a) is not a director or officer of the corporation or any of its related companies or any of its substantial shareholders (other than as an Independent Director of any of the foregoing);

(b) is not a substantial shareholder of the corporation or any of its related companies or any of its substantial shareholders;

(c) is not a relative of any director, officer or substantial shareholder of the corporation, or any of its related companies or any of its substantial shareholders. For this purpose, “relatives” includes spouse, parent, child, brother, sister, and the spouse of such child, brother or sister;

(d) is not acting as a nominee or representative of any director, officer or substantial shareholder of the corporation, or any of its related companies or any of its substantial shareholders;

(e) has not been employed in any executive capacity by the corporation, or any of its related companies or any of its substantial shareholders within the last five (5) years;

(f) is not retained, or within the last five (5) years has not been retained, as a professional adviser by the corporation, or any of its related companies or any of its substantial shareholders, either personally or through his firm;

(g) has not engaged and does not engage in any transaction with the corporation or with any of its related companies or with any of its substantial shareholders, whether by himself or with other persons or through a firm of which he is a partner or a company of which he is a director or substantial shareholder, other than transactions which are conducted at arm’s length and are immaterial;

(h) is not employed as an officer or executive of another entity where any of the corporation’s officers or executives serves on that entity’s Compensation Committee; or

(i) is not affiliated with or employed by or, within the last five (5) years, has not been affiliated with or employed by the corporation’s present or former external auditors or their affiliates.

When used in relation to a Company, “related company” means another company which is: (i) its holding company, (ii) its subsidiary, or (iii) a subsidiary of its holding company; and “substantial shareholder” means any person who is directly or indirectly the beneficial owner of more than ten percent (10%) of any class of its equity security.

A Director or any person nominated for election to the Board of Directors must possess the following minimum qualifications as determined by the Nomination Committee constituted by the Board of Directors:

(a) at least a college graduate or, in the absence of such college degree or formal education, sufficient experience in managing a business;

(b) at least twenty-one (21) years old;

(c) proven integrity and probity; and

(d) assiduousness in the performance of duties.

No person shall qualify or be eligible for nomination or election to the Board of Directors if he is engaged in any business that competes with or is antagonistic to that of the corporation or its subsidiaries. Without limiting the generality of the foregoing, a person shall be deemed to be so engaged:

(i)      if he is an employee, officer, manager or controlling person, or the owner (either of record or beneficially) of ten per cent (10%) or more of any outstanding class of shares, of any corporation (other than one in which this corporation owns at least thirty per cent (30%) of the capital stock) or entity engaged in a business that the Board of Directors, by at least a majority vote, determines to be competitive or antagonistic to that of this corporation or any of its subsidiaries; or

(ii)                if he is an employee, officer, manager or controlling person, or the owner (either of record or beneficially) of ten per cent (10%) or more of any outstanding class of shares, of any corporation or entity engaged in any line of business of this Corporation or any of its subsidiaries, when in the judgment of the Board of Directors, by at least a majority vote, the laws against combinations and restraint of trade shall be violated by such person’s membership in the Board of Directors; or

(iii)               if the Board of Directors, in the exercise of its judgment in good faith, determines, by at least a majority vote, that he is a nominee of any person set forth in (i) and (ii) above.

In determining whether or not a person is a controlling person, beneficial owner, or the nominee of another, the Board of Directors may take into account such factors as business and family relationships.

In addition, no person shall qualify or be eligible for nomination or election to the Board of Directors if he is suffering from any of the following grounds for disqualification:

(a) conviction by final judgment of an offense involving moral turpitude or similar fraudulent acts or transgressions;

(b) conviction by final judgment of an offense punishable by imprisonment for a period exceeding six (6) years, or a violation of the Corporation Code committed within five (5) years prior to the date of election as a director;

(c) judicial declaration of bankruptcy or insolvency;

(d) final finding by the Philippine Securities and Exchange Commission (Commission) or a Philippine court or administrative body or other regulatory authority of competent jurisdiction of having willfully violated, or willfully aided, abetted, counseled, induced or procured the violation of, any provision of the Securities Regulations Code, the Corporation Code or any other laws administered by the Commission or Bangko Sentral ng Pilipinas (BSP), or any rule, regulation or order of the Commission or BSP; and

(e) final finding by a foreign court or administrative body or other regulatory authority of competent jurisdiction of having committed the acts listed in the preceding clause (d) in violation of the applicable laws, rules or regulations of the relevant foreign jurisdiction.

Except as otherwise provided in the preceding paragraphs, the Nomination Committee constituted by the Board of Directors shall have the power and authority to evaluate and decide whether any person nominated for election as a Director has all the qualifications and none of the disqualifications specified in the preceding paragraphs. The Nomination Committee constituted by the Board of Directors shall also have the power and authority to determine such other criteria for qualification and disqualification of Directors or persons nominated for election to the Board of Directors, including grounds for temporary disqualification of Directors.

For the proper implementation of the provisions of this Section, all nominations for election of directors by the stockholders shall be submitted in writing to the Board of Directors through the President and the Secretary at this corporation’s principal place of business at least sixty (60) working days before the regular or special meeting of stockholders for the purpose of electing directors.

(*Amended on May 8, 1962, February 29, 2000,

March 29, 2001 and February 26, 2003)

xxx xxx xxx

ARTICLE XI

INDEPENDENT AUDITOR

* Section 1. The Audit Committee constituted by the Board of Directors shall select and recommend the Independent Auditor for appointment by the Board of Directors. The Nomination Committee shall also have the authority to recommend the removal of the Independent Auditor by the Board of Directors. In case of resignation or removal of the Independent Auditor, the Audit Committee shall, as soon as practicable, select and recommend a replacement for appointment by the Board of Directors.

(*New provision adopted on February 26, 2003)

* Section 2. The Independent Auditor selected and recommended by the Audit Committee pursuant to Section 1 of this Article shall be appointed by the Board of Directors at their regular meeting immediately following the annual meeting of the stockholders of the corporation. In case of resignation or removal of the Independent Auditor, the new Independent Auditor selected and recommended by the Audit Committee shall be appointed by the Board of Directors at any regular or special meeting.

(* Amended on May 8, 1962, March 29, 2001 and February 26, 2003)

3. Authorized the Corporate Secretary to (a) prepare and file or cause the preparation and filing with the Securities and Exchange Commission (the “Commission”) of the Amended By-Laws of the Corporation and all other requisite certifications and documents, (b) procure the approval by the Commission of the Amended By-Laws, and (c) submit or cause the submission of the appropriate disclosure of the amendments to the By-Laws to the Commission, U.S. Securities and Exchange Commission, Philippine Stock Exchange, New York Stock Exchange, Pacific Exchange and all other appropriate regulatory agencies as required by the applicable laws, rules and regulations.

The Amended By-Laws shall take effect upon approval thereof by the Commission.

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary